Exhibit 10.29

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is executed by and between Advance Self Storage, LLC, a Florida limited liability company (“Seller”), and SST II Acquisitions, LLC, a Delaware limited liability company (“Purchaser”).

In consideration of the mutual covenants and representations herein contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.

PURCHASE AND SALE

1.1    Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell and convey to Purchaser, and Purchaser hereby agrees to purchase from Seller, all of the following described property (herein collectively called the “Property”):

(a)    Land. That certain tract of land located at 6424 14th Street W., Bradenton, Florida 34207, containing approximately 5.677 acres, and being more particularly described on Exhibit “A” attached hereto and made a part hereof (herein, the “Land”).

(b)    Easements. All easements, if any, benefiting the Land or the “Improvements” (as defined in Section 1.1(d) of this Agreement).

(c)    Rights and Appurtenances. All rights and appurtenances pertaining to the Land, including any right, title and interest of Seller in and to adjacent streets, alleys or rights-of-way.

(d)    Improvements. All improvements and related amenities in and on the Land, comprising approximately 64,500 net rentable square feet of storage space and 802 rental units, and being commonly known as “Swift Self Storage” (herein, the “Improvements”).

(e)    Leases. Seller’s interest under (i) all written leases, occupancy agreements and rental agreements (collectively, the “Leases”) for rental units in the Property, including all tenant leasing files, together with all tenant security deposits held by Seller on the “Closing Date” (as defined in Section 6.1 of this Agreement), (ii) all cellular tower leases relating to the Property, if any, as more particularly described on Schedule “B” attached hereto and incorporated herein (the “Tower Leases”), and (iii) all billboard leases relating to the Property, if any, as more particularly described on Schedule “C” attached hereto and incorporated herein (the “Billboard Leases”).

(f)    Tangible Personal Property. All appliances, fixtures, equipment, machinery, furniture, carpet, drapes and other items of personal property owned by Seller and located on or about the Land and the Improvements (the “Tangible Personal Property”), including, without limitation, those items of personal property set forth on Exhibit “D” attached hereto, and further including all on-site moving trucks, if any, listed on Exhibit “D” attached hereto (herein collectively, the “Motor Vehicles”).

(g)    Contracts. Seller’s interest (to the extent the same is assignable) under the “Contracts” (as defined below), other than the “Rejected Contracts” (as defined below).

(h)    Intangible Property. All intangible property owned by Seller and pertaining to the Land, the Improvements, or the Tangible Personal Property, including, without limitation, (i) all “yellow page” advertisements, (ii) all transferable utility contracts, (iii) all transferable telephone exchange numbers, including the telephone number 941-201-4600 (primary), 941-201-4757 (rollover 1), 941-201-4851 (rollover 2) and 941-931-1419 (mobile) and the telecopy number 941-201-5005, (iv) all plans and specifications, (v) all licenses, permits, engineering plans and landscape plans, (vi) all assignable warranties and guarantees relating to the Property or any part thereof and (vii) all internet websites and other internet related property rights owned by Seller and/or any affiliate thereof and relating to the Property, including the domain name “swiftselfstorage.com”, and the website information, paid search campaigns and local listing information listed on Exhibit “G” attached hereto (with Seller agreeing to take the actions relating thereto as set forth in Exhibit “G”).

1.2    Excluded Items. Seller’s right, title and interest in and to the trade name “Swift Self Storage”..

2.

PURCHASE PRICE

2.1    Purchase Price. The purchase price (the “Purchase Price”) for the Property shall be the sum of Fifteen Million Six Hundred Fifty Thousand and 00/100 Dollars ($15,650,000.00), subject to prorations and adjustments as set forth in this Agreement, and shall be paid by Purchaser to Seller at the Closing by wire transfer of immediately available funds to the “Escrow Agent” (as defined below) on the Closing Date in accordance with wire transfer instructions to be provided by the Escrow Agent.

3.

EARNEST MONEY

3.1    Earnest Money.

(A)    Purchaser shall deliver to Republic Title of Texas, Inc., 2626 Howell Street, 10th Floor, Dallas, Texas 75204, Attn: Jeff Porter (“Escrow Agent”), as agent for a national title underwriter acceptable to Purchaser (“Title Company”), within three (3) business days after the “Effective Date” (as defined below), an earnest money deposit (the “Initial Deposit”) in the amount of One Hundred and Fifty Thousand and 00/100 Dollars ($150,000.00). In the event that Purchaser timely delivers the “Closing Notice” (as defined in Section 4.1.1 of this Agreement) to Seller, then within three (3) business days following the expiration of the “Approval Period” (as defined in Section 4.1.1 of this Agreement), Purchaser shall make an additional earnest money deposit (the “Additional Deposit”) with Escrow Agent in the amount of One Hundred and Fifty Thousand and 00/100 Dollars ($150,000.00).

(B)    The Initial Deposit, together with the Additional Deposit, if delivered hereunder, and together with all interest accrued thereon, are herein collectively called the “Earnest Money”. The Initial Deposit and the Additional Deposit, if made, shall be invested by the Escrow Agent in an FDIC-insured, interest-bearing account as Purchaser shall direct. All interest income on such account shall be taxable to, and be reported as income to, Purchaser. If the sale of the Property is consummated under this Agreement, the Earnest Money shall be paid to Seller and applied as a credit against the Purchase Price at Closing. If Purchaser terminates this Agreement in accordance with any right to terminate granted to Purchaser by the terms of this Agreement, the Earnest Money shall be returned to Purchaser by Escrow Agent, and neither party hereto shall have any further rights or obligations under this Agreement except for such obligations which by their terms expressly survive the termination of this Agreement (the “Surviving Obligations”).

4.

CONDITIONS TO CLOSING

4.1    Seller’s Obligations. Seller shall deliver to Purchaser (at Seller’s expense), within five (5) business days after the Effective Date, true, correct, complete and legible copies of all of the due diligence items listed on Schedule “A” attached hereto and incorporated herein with respect to the Property (collectively, the “Due Diligence Items”). Seller shall provide Purchaser with written notice at such time as Seller determines that all Due Diligence Items have been delivered to Purchaser (the “Due Diligence Delivery Notice”). Within two (2) business days following Purchaser’s receipt of the Due Diligence Delivery Notice, Purchaser shall confirm in writing to Seller, if such be the case, that all required Due Diligence Items have been received by Purchaser, in which event the date that Purchaser receives the Due Diligence Delivery Notice shall be deemed to be the “Due Diligence Receipt Date” (herein so called) for all purposes of this Agreement. In the event, however, that Purchaser determines that it has not been provided with all of the Due Diligence Items, then Purchaser shall provide Seller with written notice thereof (the “Missing Due Diligence Notice”), within two (2) business days following Purchaser’s receipt of the Due Diligence Delivery Notice, enumerating with specificity in such notice which Due Diligence Items have not been provided by Seller (the “Missing Due Diligence Items”). Within two (2) business days following Seller’s receipt of the Missing Due Diligence Notice, Seller shall provide Purchaser with the Missing Due Diligence Items, together with written notice confirming such delivery (the “Missing Due Diligence Delivery Notice”). Within two (2) business days following Purchaser’s receipt of the Missing Due Diligence Delivery Notice, accompanied by all Missing Due Diligence Items, Purchaser shall confirm in writing to Seller that Purchaser has received all required Due Diligence Items, in which event the date that Purchaser receives the Missing Due Diligence Delivery Notice, accompanied by all Missing Due Diligence Items, shall be deemed to be the Due Diligence Receipt Date for all purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Purchaser may request additional information, documentation or materials concerning the Property from Seller at any time during the Approval Period, and Seller agrees to use commercially reasonable efforts to provide such additional information, documentation or materials to Purchaser, at no cost or expense to Seller, provided it is within Seller’s possession or under its control, and further provided that the delivery or non-delivery of any such item shall in no manner extend the Approval Period. Notwithstanding the foregoing provisions of this Section 4.1, should Seller (i) fail to timely deliver the Due Diligence Delivery Notice to Purchaser, as required above, or (ii) fail to timely deliver the Missing Due Diligence Delivery Notice and/or the Missing Due Diligence Items to Purchaser, as required above, then the Due Diligence Receipt Date shall not occur until Purchaser so acknowledges in writing the delivery of the Due Diligence Items, and until such time as Purchaser so acknowledges the occurrence of the Due Diligence Receipt Date, Purchaser shall be entitled to terminate this Agreement upon written notice to Seller, whereupon this Agreement automatically shall terminate, the Earnest Money shall be returned by the Escrow Agent to Purchaser, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, and neither party shall have any further rights or obligations hereunder except for the Surviving Obligations.

4.1.1     Approval Period. During the period commencing on the Effective Date and expiring at 5:00 p.m. Central Time on the earlier of (i) the fortieth (40th) day following the Due Diligence Receipt Date or (ii) the sixtieth (60th) day following the Effective Date (the “Approval Period”), the following matters shall be conditions precedent to Purchaser’s obligations under this Agreement:

(a)    Purchaser’s being satisfied, in Purchaser’s sole discretion, that the Property is suitable for Purchaser’s intended use; and

(b)    Purchaser’s being satisfied, in Purchaser’s sole discretion, with all of the Due Diligence Items.

Purchaser may (but shall not be obligated to) terminate this Agreement by delivering written notice of such termination to Seller at any time prior to the expiration of the Approval Period, if, in Purchaser’s sole and absolute discretion, Purchaser decides not to consummate the purchase of the Property contemplated hereby. In such event, this Agreement will terminate as of the date of such notice, the Escrow Agent shall return all of the Earnest Money to Purchaser, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, and neither party shall have any further rights or obligations hereunder except for the Surviving Obligations. If, in Purchaser’s sole and absolute discretion, Purchaser determines that it desires to consummate the purchase of the Property contemplated hereby, then Purchaser will give written notice thereof (the “Closing Notice”) to Seller, prior to the expiration of the Approval Period. In the event that Purchaser provides Seller with the Closing Notice, then Purchaser will be deemed to have waived its termination rights under this Section 4.1.1, the Approval Period will be deemed to have expired and the parties will proceed to Closing subject to all of the terms and conditions of this Agreement. If Purchaser does not give Seller the Closing Notice prior to the expiration of the Approval Period and has not previously terminated this Agreement by written notice to Seller, then this Agreement automatically shall terminate upon the expiration of the Approval Period, and, in such event, immediately following written request to the Escrow Agent from Purchaser, the Escrow Agent shall return all of the Earnest Money to Purchaser, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, and neither party shall have any further rights or obligations hereunder except for the Surviving Obligations.

4.1.2    Title Commitment. Seller shall convey good and marketable fee simple title to the Property to Purchaser at Closing, subject only to the “Permitted Encumbrances” (defined below). Within five (5) days following the Effective Date, Purchaser shall obtain, at Seller’s sole cost and expense, a title commitment (the “Title Commitment”) for a standard form ALTA Owner’s Policy of Title Insurance (the “Title Policy”) in the amount of the Purchase Price, issued by the Escrow Agent on behalf of the Title Company, insuring good and marketable fee simple title to the Property, together with legible copies of all exceptions listed therein. Purchaser shall have ten (10) days following its receipt of the Title Commitment, legible copies of all exceptions listed therein and the “Survey” (defined below), to deliver to Seller written notice of Purchaser’s objections to title (the “Title Objection Letter”). Seller shall have the right, but not the obligation, to cure Purchaser’s objections to title; subject, however, to Seller’s obligation to remove all “Monetary Liens” (as defined below) by Closing. Seller shall notify Purchaser in writing within ten (10) days following Seller’s receipt of the Title Objection Letter concerning which title objections, if any, Seller has agreed to cure. In the event that Seller does not undertake to cure all of the objections in the Title Objection Letter to Purchaser’s sole satisfaction (or does not timely respond to the Title Objection Letter), then Purchaser shall have the right for five (5) days after receipt of Seller’s response to the Title Objection Letter (or five (5) days following the expiration of the period within which Seller was to so respond) to either (i) waive any such title objection in writing and proceed to Closing (in which event such waived title objection shall be deemed to be a “Permitted Encumbrance”, as defined below), or (ii) terminate this Agreement upon written notice to Seller and receive an immediate refund of the Earnest Money, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, in which event neither party hereto shall have any further rights or obligations under this Agreement except for the Surviving Obligations. All exceptions set forth in Schedule B of the Title Commitment (excluding preprinted exceptions) which are not objected to by Purchaser (including matters initially objected to by Purchaser which objections are subsequently waived in writing) are herein collectively called the “Permitted Encumbrances”. In the event that any update to the Title Commitment or Survey indicates the existence of any liens, encumbrances or other defects or exceptions (the “Unacceptable Encumbrances”) which were not shown in the initial Title Commitment or Survey and that are unacceptable to Purchaser, in its sole discretion, Purchaser shall within five (5) days after receipt of any such update to the Title Commitment or Survey notify Seller in writing of its objection to any such Unacceptable Encumbrance (the “Unacceptable Encumbrance Notice”). Notwithstanding anything to the contrary contained herein, Seller shall have no obligation to take any steps or bring any action or proceeding or otherwise to incur any expense whatsoever to eliminate or modify any of the Unacceptable Encumbrances; provided, however, that Seller shall, on or prior to Closing, eliminate by paying, bonding around or otherwise discharging in a manner satisfactory to Purchaser (i) any Unacceptable Encumbrances that arise by, through or under Seller, and (ii) any mortgages, deeds of trust, deeds to secure debt, mechanics’ liens or monetary judgments that appear on the Title Commitment, and (iii) any liens or notices of violation issued by a governmental entity which, if not cured, could reasonably be expected to become a lien on the Property (“Monetary Liens”). In the event Seller is unable, unwilling or for any reason fails to eliminate or modify all of the Unacceptable Encumbrances to the sole satisfaction of Purchaser (other than the Unacceptable Encumbrances and Monetary Liens required to be removed by Seller in accordance with the preceding sentence), Purchaser may terminate this Agreement by delivering notice thereof in writing to Seller by the earliest to occur of (i) the Closing Date, (ii) five (5) days after Seller’s written notice to Purchaser of Seller’s intent to not cure one or more of such Unacceptable Encumbrances, or (iii) ten (10) days after the Unacceptable Encumbrance Notice, in the event Seller does not timely respond thereto. Upon a termination of this Agreement pursuant to the immediately preceding sentence, the Earnest Money shall be returned to Purchaser, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, and neither party shall have any further rights or obligations hereunder other than the Surviving Obligations.

4.1.3    Survey. Purchaser shall obtain within thirty (30) days of the Effective Date, at its sole cost and expense, a current, as-built survey of the Property prepared by a registered surveyor acceptable to Purchaser (the “Survey”), which may be an update of the existing survey delivered by Seller to Purchaser pursuant to Section 4.1 above. Purchaser may also obtain, at its sole cost and expense, a current, as-built survey of the North Side Tract (hereinafter defined) prepared by a registered surveyor acceptable to Purchaser, which may be an update of the existing survey of the North Side Tract delivered by Seller to Purchaser pursuant to Section 4.1 above, and Seller agrees to cause its affiliate, Joyland (as hereinafter defined), to provide Purchaser with access to the North Side Tract for said purposes.

4.1.4    Contracts. Purchaser shall notify Seller prior to the expiration of the Approval Period which of the “Contracts” (as defined below) Purchaser will require Seller to cancel at Closing (the “Rejected Contracts”), and Seller hereby agrees to cancel same not later than Closing, at Seller’s sole cost and expense or if such Rejected Contracts are not cancellable prior to Closing, Seller shall, and hereby agrees to, indemnify Purchaser from any and all liability relating thereto. Additionally, any Contracts which are not assignable shall be the sole responsibility of Seller, if cancellable, shall be cancelled by Seller on or before Closing, and Seller shall and hereby agrees to indemnify Purchaser from any and all liability relating thereto. Seller’s indemnification obligations under this Section 4.1.4 expressly shall survive Closing.

4.2    Inspection. During the Approval Period, at any time and from time to time during normal business hours (and thereafter through the Closing Date), Purchaser may inspect, test, and survey: (a) the Property and any and all portions thereof, including physical and mechanical inspections, (b) all financial and other records pertaining to the operation of the Property, including, but not limited to, all books, records, documents, accounting and management reports of Seller, and (c) originals of all Leases and Contracts. Notwithstanding the foregoing, Purchaser must obtain Seller’s prior written approval of the scope and method of any environmental testing or investigation (other than a Phase I environmental site assessment, which shall require no consent or approval of any kind), prior to Purchaser’s commencement of such inspections or testing. Seller shall cooperate in good faith with Purchaser, Purchaser’s agents and independent contractors in connection with all such inspections, tests and surveys, including obtaining all necessary tenant consents and/or providing adequate notice to tenants regarding Purchaser’s entry into leased areas on the Property, and making available during normal business hours all relevant personnel to answer any questions which Purchaser may have regarding the Property. Purchaser, at Purchaser’s sole expense, shall repair any and all damage resulting from any of the tests, studies, inspections and investigations performed by or on behalf of Purchaser pursuant to this Section 4.2, and Purchaser shall indemnify, defend and hold Seller harmless from and against all claims for bodily injury or property damage which may be asserted against Seller arising out of the tests, studies, inspections and investigations performed by or on behalf of Purchaser hereunder, which obligation of indemnification shall survive the Closing or termination of this Agreement. Notwithstanding the foregoing, Purchaser shall have no liability with respect to matters relating to any pre-existing conditions on the Property. Prior to any entry onto the Property by Purchaser or any of its agents, Purchaser shall furnish Seller with evidence that Purchaser or such agent maintains a policy of general liability insurance providing premises/operations coverage included under the per occurrence/general aggregate coverage, having a combined single limit liability of not less than $1,000,000, naming Seller as an additional insured. All entries onto the Property by Purchaser shall be preceded by not less than 24 hours prior notice to Seller, which may be verbal with confirmation by e-mail.

4.3    Seller’s Representations and Warranties.

(a) Seller represents and warrants to Purchaser that:

(i) Seller has the full right, power, and authority, without the joinder of any other person or entity, to enter into, execute and deliver this Agreement, and to perform all duties and obligations imposed on Seller under this Agreement,

(ii) neither the execution nor the delivery of this Agreement, nor the consummation of the purchase and sale contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement conflict with or will result in the breach of any of the terms, conditions, or provisions of any agreement or instrument to which Seller is a party or by which Seller or any of Seller’s assets is bound,

(iii) except as disclosed on Schedule 4.3(a)(iii), there is no existing or pending (or to Seller’s knowledge threatened) litigation affecting Seller or the Property and Seller has not received written notice of any threatened litigation that has not been resolved,

(iv) Seller has no knowledge of, and has not received any written notice of any violation of any governmental requirements (including “Environmental Requirements”, as defined below) concerning the Property, which have not been remedied,

(v) Seller has no knowledge of, and has not received, with respect to the Property, written notice from any governmental authority regarding any change to the zoning classification, any condemnation proceedings or proceedings to widen or realign any street or highway adjacent to the Property or that otherwise affects the Land or the Improvements, which have not been completed,

(vi) the list of contracts attached hereto as Exhibit “E” (the “Contracts”), is a true, correct and complete list of all service contracts, equipment leases and/or maintenance agreements affecting the Property, and there are no other such agreements affecting the Property,

(vii) Seller is not a “foreign person” within the meaning of Sections 1445 and 7701 of the Internal Revenue Code of 1986, as amended,

(viii) except for those tenants in possession of the Property under written leases for space in the Property, as shown on the rent roll attached hereto as Exhibit “F” (the “Rent Roll”) and three complementary units provided to an owner of Seller and an employee of Seller (the “Complementary Units”), there are no parties in possession of, or, to Seller’s knowledge, claiming any possession to, any portion of the Property. The use and occupancy of the Complimentary Units and any lease agreement related to same shall terminate no later than the sixtieth (60th) day following Closing and Seller shall cause the owner and employee occupant to timely vacate the Complimentary Units on or before the sixtieth (60th) day following Closing (the “Termination Date”), provided that said owner and employee occupant may sign Purchaser’s standard lease for the Complimentary Units prior to the Termination Date and pay rent thereunder for a term commencing on the Termination Date,

(ix) at Closing there will be no unpaid bills or claims in connection with any repair of the Property by or on behalf of Seller that could result in the filing of a lien against the Property,

(x) the Rent Roll (which is effective as of the date indicated thereon), and as the same shall be updated and recertified at Closing by Seller, is and shall be true, correct and complete in all material respects and no concessions, discounts or other periods of free or discounted rent have been given other than those reflected on such Rent Roll,

(xi) the financial statements delivered by Seller to Purchaser pursuant to Section 4.1 hereof are true, correct and complete in all material respects,

(xii) except as may be disclosed in any environmental assessment reports delivered by Seller to Purchaser pursuant to Section 4.1 hereof, Seller has no knowledge, and has received no written notice regarding any environmental contamination on, at, or adjacent to at the Property, except as set forth on Schedule 4.3(a)(xii) attached hereto,

(xiii) Seller has not received any written notice or request from any insurance company or board of fire underwriters (or any organization exercising functions similar thereto) requesting the performance of any work or alterations with respect to the Property, except those as to which Seller has completed remedial action,

(xiv) there are no employment agreements of any kind to which Seller is a party, including union or collective bargaining agreements, which will be binding on Purchaser after the Closing,

(xv) except as set forth on attached Schedule 4.3(a)(xv), to Seller’s knowledge, the Improvements were constructed substantially in accordance with the plans and specifications for the construction thereof;

(xvi) except as may be disclosed in any environmental assessment reports delivered by Seller to Purchaser pursuant to Section 4.1 hereof, to Seller’s knowledge, (a) there are no underground storage tanks located on or under the Property, (b) there are no conditions on or at the Property which are in non-compliance with “Environmental Requirements” (as defined below), and (c) there are no “Hazardous Materials” (as defined below) on, in or under the Property in quantities that require reporting, investigation or remediation under Environmental Requirements,

(xvii) to Seller’s knowledge, Seller has obtained all necessary certificates, licenses and other governmental approvals necessary for the operation of the Property and the conduct of its business and all required zoning, building code, land use, environmental and other similar permits or approvals, all of which are in full force and effect as of the date hereof. To Seller’s knowledge, the Property is legally compliant and conforming with all applicable zoning laws, rules and regulations, and

(xviii) Seller is in compliance with the requirements of Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 23, 2001) (the “Executive Order”) and other similar requirements contained in the rules and regulations of the office of Foreign Assets Control, Department of the Treasury (“OFAC”) and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Executive Order and such other rules, regulations, legislation, or orders are collectively called the “Foreign Asset Orders”). Neither Seller nor any beneficial owner of Seller (a) is listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Executive Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Foreign Asset Orders (such lists are collectively referred to as the “OFAC Lists”) or (b) is a person who has been determined by competent authority to be subject to the prohibitions contained in the Foreign Asset Orders; or (c) is owned or controlled by, or acts for or on behalf of, any person on the OFAC Lists or any other person who has been determined by competent authority to be subject to the prohibitions contained in the Foreign Asset Orders, or any other anti-terrorism or anti-money laundering laws or regulations, including, without limitation, the Bank Secrecy Act, as amended, or the Money Laundering Control Act of 1986, as amended.

Seller shall deliver a certificate to Purchaser at Closing recertifying all of the foregoing representations and warranties to Purchaser as of the Closing Date, such that all such representations and warranties shall be deemed made to Purchaser as of the Closing Date. All of the foregoing representations and warranties expressly shall survive the Closing for a period of one (1) year.

(b)    For purposes of this Agreement, “Hazardous Materials” shall mean any substance which is or contains (i) any “hazardous substance” as now or hereafter defined in §101(14) of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) (“CERCLA”) or any regulations promulgated under CERCLA; (ii) any “hazardous waste” as now or hereafter defined in the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.) (“RCRA”) or regulations promulgated under RCRA; (iii) any substance regulated by the Toxic Substances Control Act (15 U.S.C. §2601 et seq.); (iv) gasoline, diesel fuel, or other petroleum hydrocarbons; (v) asbestos and asbestos containing materials, in any form, whether friable or non-friable; (vi) polychlorinated biphenyls; (vii) radon gas; (viii) any radioactive material, including any “source material”, “special nuclear material” or “byproduct material”, as now or hereafter defined in 42 U.S.C. §2011 et seq.; and (ix) any additional substances or materials which are now or hereafter classified or considered to be hazardous or toxic under “Environmental Requirements” (as defined below) or the common law, or any other applicable laws relating to the Property. Hazardous Materials shall include, without limitation, any substance, the presence of which on the Property, (A) requires reporting, investigation or remediation under Environmental Requirements; (B) any Hazardous Material that causes or threatens to cause a nuisance on the Property or adjacent property or poses or threatens to pose a hazard to the health or safety of persons on the Property or adjacent property or (C) any Hazardous Material, which, if it emanated or migrated from the Property, could constitute a trespass. Further, for purposes of this Agreement, “Environmental Requirements” shall mean all laws, ordinances, statutes, codes, rules, regulations, agreements, judgments, orders, and decrees, now or hereafter prior to Closing enacted, promulgated, or amended, of the United States, the states, the counties, the cities, or any other political subdivisions in which the Property is located, and any other political subdivision, agency or instrumentality exercising jurisdiction over the owner of the Property, the Property, or the use of the Property, relating to pollution, the protection or regulation of human health, natural resources, or the environment, or the emission, discharge, release or threatened release of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or waste or Hazardous Materials into the environment (including, without limitation, ambient air, surface water, ground water or land or soil).

4.4    Conditions Precedent to Purchaser’s Obligations. It shall be a condition precedent to Purchaser’s obligations to consummate this transaction that (a) all representations and warranties made herein by Seller are true and correct in all material respects as of the Closing Date, and all covenants made by Seller herein are fully complied with, (b) as of the Closing Date, there shall exist no pending or threatened actions, suits, arbitrations, attachments, proceedings, assignments for the benefit of creditors, or insolvency, bankruptcy, reorganization or other proceedings that could reasonably be expected to adversely affect the Property, including the operation or value thereof, or Seller’s ability to perform its obligations under this Agreement, and (c) as of the Closing Date, there shall have been no material adverse change in the Property, including the performance thereof, or in any of the items reviewed by Purchaser during the Approval Period, including without limitation the Due Diligence Items, failing any of which, Purchaser, at its option, and in addition to any other remedy available pursuant to Section 8.1 below, shall be entitled to terminate this Agreement (subject to the survival of the Surviving Obligations) and receive a return of the Earnest Money.

4.5    Purchaser’s Representations and Warranties. Purchaser represents and warrants to Seller that:

(a) Purchaser has the full right, power, and authority, without the joinder of any other person or entity, to enter into, execute and deliver this Agreement, and to perform all duties and obligations imposed on Purchaser under this Agreement,

(ii) neither the execution nor the delivery of this Agreement, nor the consummation of the purchase and sale contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement conflict with or will result in the breach of any of the terms, conditions, or provisions of any agreement or instrument to which Purchaser is a party or by which Purchaser or any of Purchaser’s assets is bound.

Purchaser shall deliver a certificate to Seller at Closing recertifying all of the foregoing representations and warranties to Seller as of the Closing Date, such that all such representations and warranties shall be deemed made to Seller as of the Closing Date. All of the foregoing representations and warranties expressly shall survive the Closing for a period of one (1) year.

4.6    Conditions Precedent to Seller’s Obligations. It shall be a condition precedent to Seller’s obligations to consummate this transaction that (a) all representations and warranties made herein by Purchaser are true and correct in all material respects as of the Closing Date, and all covenants made herein by Purchaser are fully complied with and (b) as of the Closing Date, there shall exist no pending or threatened actions, suits, arbitrations, attachments, proceedings, assignments for the benefit of creditors, or insolvency, bankruptcy, reorganization or other proceedings that could reasonably be expected to adversely affect Purchaser’s ability to perform its obligations under this Agreement.

5.

COVENANTS OF SELLER

5.1    Insurance. From the Effective Date through and including the Closing Date, Seller agrees to keep the Property insured for its replacement cost under its current policies against fire and other hazards covered by extended coverage endorsement and carry commercial general liability insurance under its current policies against claims for bodily injury, death and property damage occurring in, on or about the Property, and to pay all premiums for such insurance prior to the applicable due dates.

5.2    Operation of Property. From the Effective Date through and including the Closing Date, Seller agrees to operate and maintain the Property in the normal course of business substantially in accordance with Seller’s current practices with respect to the Property, normal wear and tear excepted. For the avoidance of doubt, this will include an obligation to maintain staffing levels, operating hours, marketing efforts and marketing spending, each to be consistent with the current practice of the Property.

5.3    Third-Party Contracts. From the Effective Date through and including the Closing Date, Seller agrees to enter into only those third-party contracts which are necessary to carry out its obligations under Section 5.2, which shall be on market terms and cancellable on thirty (30) days written notice or less, without payment of any fee or penalty. Copies of all such contracts so entered into by Seller shall be promptly provided by Seller to Purchaser.

5.4    Leasing of Property. From the Effective Date through and including the Closing Date, Seller agrees not to (i) enter into any new leases, other than month-to-month leases entered into on terms currently offered by Seller, but without any discounts or rental concessions other than discounts or concessions currently granted by Seller in its current operations, or (ii) amend, terminate or accept the surrender of any existing leases, or directly or indirectly grant any discounts or rental concessions to any present or future tenant of the Property, other than discounts or concessions currently granted by Seller in its current operations, without the prior written consent of Purchaser which may be granted or withheld in Purchaser’s reasonable discretion. Seller represents and warrants to Purchaser that, except as set forth on attached Schedule 5.4(i) no leases have been or shall be entered into with any party that, directly or indirectly, has an ownership interest in Seller, or is otherwise in any manner affiliated with Seller (an “Affiliate”), and (ii) all existing leases have been (and all future leases shall be) entered into only with third parties that are unknown to Seller, any Affiliate of Seller, and their respective officers, directors, principals, managers, members, partners and/or shareholders.

5.5    Listing of Property for Sale. From the Effective Date through the earlier of the Closing Date or the date this Agreement is terminated in accordance with its terms, Seller agrees to not list, verbally or in writing, the Property with any broker (except for Marcus & Millichap) or otherwise solicit or make or accept any offers to sell the Property or enter into any contracts or agreements, including back-up contracts, regarding any disposition of the Property.

5.6    Obligation to Provide Notices. Seller agrees to promptly provide Purchaser with copies of any and all notices which Seller receives from and after the Effective Date concerning (i) any proposed or threatened condemnation of the Property, (ii) any alleged violations of the Property with respect to applicable governmental laws or requirements, (iii) any litigation filed or threatened against Seller or the Property, or (iv) any other matter that adversely affects, or potentially could adversely affect, the Property. Seller further agrees to provide Purchaser with an operational report on the first and fifteenth day of each month during the term of this Agreement updated through the date of the report as to the following information: weekly occupancy, move-ins, move-outs and asking rates.

5.7    Auction. Not more than forty-five (45) days prior to Closing, Seller will conduct an auction for all units seventy-five (75) days or more past due. All auctions shall be conducted in accordance with the laws of the State of Florida. Seller will hold Purchaser and Purchaser’s agents and representatives harmless from any legal actions brought by any tenant as a result of any such auction or any other action of Seller with regard to the sale of a tenant’s property during the period Seller owned the Property. Seller’s obligations under the immediately preceding sentence expressly shall survive Closing.

5.8    Property Apartments. In the event the Property contains one or more apartments (collectively, the “Property Apartments”, whether one or more), whether for the use of the property manager or otherwise, Seller shall (i) cause all tenants and other occupants of the Property Apartments to vacate same not later than Closing, (ii) deliver possession of the Property Apartments to Purchaser at Closing, in good condition, reasonable wear and tear excepted, free and clear of the claims of any tenants or other existing tenancies, and not otherwise subject to the rights or claims of any third party, and (iii) indemnify and hold Purchaser harmless from and against any claims, causes of action, loss, cost or expense incurred by Purchaser (x) with respect to the possession or occupancy of the Property Apartments prior to the Closing, and (y) Seller’s failure to cause the events described in (i) and (ii) of this sentence to occur. Seller’s obligations contained in this Section 5.8 expressly shall survive Closing.

5.9    Digital Assets. After the Closing, Seller shall perform its covenants set forth in Exhibit G attached hereto regarding Seller’s website and other digital assets.

6.

CLOSING

6.1    Closing. Assuming that all conditions to closing have been satisfied and this Agreement has not otherwise been terminated, the consummation of the transaction contemplated hereby (the “Closing”) shall be held at the offices of the Escrow Agent, located at the address set forth in Section 9.1 hereof, on December 30, 2021 (the “Closing Date”) Seller and Purchaser agree that the Closing shall be consummated through an escrow closing with the Escrow Agent acting as escrow agent, and neither party need be present at Closing.

6.2    Possession. Possession of the Property shall be delivered to Purchaser at the Closing, subject only to tenants in possession under the Leases.

6.3    Proration. All rents, other amounts payable by the tenants under the Leases and the Tower Leases and Billboard Leases, if any, and all other income with respect to the Property for the month in which the Closing occurs, to the extent collected by Seller on or before the Closing Date, and real estate and personal property taxes and other assessments with respect to the Property for the year in which the Closing occurs, shall be prorated to the Closing Date, with Purchaser receiving the benefits and burdens of ownership as of the close of business on the Closing Date. To the extent any such rents, real estate taxes, personal property taxes and other assessments with respect to the Property are unknown or otherwise not accounted for at Closing Seller’s obligation to pay its prorata share of said amounts (as calculated in accordance with the previous sentence) to Purchaser shall survive Closing. Should any rollback or similar taxes be due and payable on or after Closing with respect to the transaction contemplated hereby, such taxes shall be the sole responsibility of Seller, and Seller hereby agrees to indemnify and hold Purchaser harmless therefrom, which obligations of Seller expressly shall survive Closing. Utilities shall be canceled by Seller and reestablished in Purchaser’s name on the Closing Date, if possible; otherwise utilities shall be prorated at Closing. Any amounts unpaid under the Contracts which Purchaser elects to assume at Closing shall be prorated between Seller and Purchaser at Closing.

(a)    If the Closing shall occur before rents and all other amounts payable by the tenants under the Leases and all other income from the Property have actually been paid for the month in which the Closing occurs, the apportionment of such rents and other amounts and other income at Closing shall be upon the basis of such rents, other amounts and other income actually received by Seller as of Closing, with Purchaser receiving the portion of all such rentals and other amounts attributable to the period from and after Closing, with the parties agreeing to true-up such proration, to the extent necessary to cause an accurate proration of such income, within ten (10) business days following Closing. For a period of thirty (30) days following Closing, if any rents which are delinquent as of Closing are actually received by Purchaser, in good funds, all such amounts shall first be applied to post-closing rents and other amounts due to Purchaser for the period from and after Closing, and the balance shall be paid by Purchaser to Seller within thirty (30) days following Purchaser’s receipt thereof, to the extent, and only to the extent of any rental delinquencies owed by any such tenant to Seller for the period prior to Closing. Notwithstanding the foregoing provisions of this Section 6.3(a), all rentals that are received by Purchaser more than thirty (30) days following Closing shall be retained by Purchaser, and Seller shall have no rights with respect thereto. If, subsequent to the Closing, any rents or other income are actually received by Seller, Seller shall immediately remit the same, or Purchaser’s prorata share thereof calculated as aforesaid, to Purchaser. Seller agrees that, after the Closing, it shall not file any eviction action in an effort to collect any outstanding rents that remain owing to Seller after the Closing.

(b)    If the Closing shall occur before the tax rate or the assessed valuation of the Property is fixed for the then current year, the apportionment of taxes shall be upon the basis of the tax rate for the preceding year, including all matters appearing on the tax bill for such year, whether ad valorem or non-ad valorem, applied to the latest assessed valuation. The proration shall allow for any available discount. Subsequent to the Closing, when the tax rate and the assessed valuation of the Property are fixed for the year in which the Closing occurs, the parties agree to adjust the proration of taxes and, if necessary, to refund or repay such sums as shall be necessary to effect such adjustment, which obligation expressly shall survive Closing.

(c)    Seller shall pay all assessments, contributions, fees and related charges required to be paid upon transfer of the Property pursuant to any declaration or restriction affecting the Property. Seller shall remain liable for all taxes on rent payable by the tenants under the Leases that accrues prior to the date of Closing.

(d)    In the event any prorations made at Closing pursuant to this Section 6.3 are determined after Closing to be incorrect, the parties agree to promptly correct such error.

The terms and provisions of this Section 6.3 shall expressly survive Closing.

6.4    Closing Costs and Credits. Purchaser shall pay, on the Closing Date, (a) one-half of any escrow fees and other customary charges of the Escrow Agent, (b) all recording costs relating to the Deed, (c) all title insurance costs relating to extended coverage and/or any endorsements desired by Purchaser with respect to the Title Policy, (d) all costs relating to the Survey, and (e) the fees of Purchaser’s counsel. Seller shall pay, on the Closing Date, (u) one-half of any escrow fees and other customary charges of the Escrow Agent, (v) all costs relating to the termination of Seller’s property management agreement, including any early termination fees, (w) all title insurance costs relating to the base Title Policy in the amount of the Purchase Price, (x) all applicable transfer taxes, grantor’s taxes, documentary stamp taxes and similar charges relating to the transfer of the Property, (y) all costs and expenses relating to retirement of any and all indebtedness secured by the Property, including without limitation prepayment penalties, yield maintenance fees, defeasance costs and the costs of recording all mortgage cancellations, and (z) the fees of Seller’s counsel. Purchaser shall receive a credit at Closing for all security deposits made by tenants under the Leases and for any prepaid rents and other amounts related to months following the month in which Closing occurs. Additionally, on the Closing Date, Seller shall leave petty cash in the amount of Three Hundred and no/100 Dollars ($300.00) on site at the Property, which amount shall be reimbursed by Purchaser to Seller at Closing as a credit in favor of Seller on the closing statement.

6.5    Seller’s Obligations at the Closing. At the Closing, or at such other time as indicated below, Seller shall take such action as the Escrow Agent reasonably requires to consummate the transactions made the subject of this Agreement and shall deliver to Purchaser (or cause to be delivered to Purchaser) the following:

(a)    Deed. Special Warranty Deed (the “Deed”) conveying the Land and the Improvements to Purchaser, in the form attached to this Agreement as Exhibit “B”, subject only to the Permitted Encumbrances. The description of the Land provided with the Survey shall be the description used in the Deed.

(b)    Assignment of Personal Property, Service Contracts, Warranties and Leases. An Assignment of Personal Property, Service Contracts, Warranties and Leases (the “Assignment”), in the form attached to this Agreement as Exhibit “C”.

(c)    Evidence of Authority. Such organizational and authorizing documents of Seller as shall be reasonably required by the Escrow Agent to evidence Seller’s authority to consummate the transactions contemplated by this Agreement.

(d)    Foreign Person. An affidavit of Seller certifying that Seller is not a “foreign person,” as defined in the federal Foreign Investment in Real Property Tax Act of 1980, and the 1984 Tax Reform Act, as amended.

(e)    Leases. The originals (or if originals are not available, copies) of all of the Leases, and the Tower Leases and Billboard Leases, if any.

(f)    Contracts. The originals (or if originals are not available, copies) of all of the Contracts other than Rejected Contracts, and evidence that all Rejected Contracts have been cancelled if cancellable.

(g)    Termination of Management Agreement. Evidence of the termination of any and all management agreements, if any, affecting the Property, effective as of the Closing Date, and duly executed by Seller and the property manager.

(h)    Affidavit. An affidavit in the form required by the Escrow Agent to remove any standard exceptions from the Title Policy, including mechanics’ liens, parties in possession and similar matters, together with a GAP Indemnity.

(i)    Reaffirmation Certificate. A reaffirmation certificate in accordance with the provisions of Section 4.3(a).

(j)    Title Policy. The Title Policy, issued by the Escrow Agent on behalf of the Title Company, in the form required by this Agreement; provided that in the event the Title Policy is not available at Closing, then the Escrow Agent shall provide Purchaser at Closing, at Purchaser’s option, with either (i) a “marked title commitment”, committing to issue the Title Policy in the form required by this Agreement, or (ii) a proforma owner’s title policy, with the Title Policy to be delivered to Purchaser as promptly after Closing as reasonably possible.

(k)    Motor Vehicles. Certificates of title, or such other instruments of assignment as may be necessary to transfer title to the Motor Vehicles, if any, to Purchaser at Closing.

(l)    Cancellation Notices. Written confirmation that the following notices have been sent: notices to all tenants of the Property who bought an insurance policy directly from Seller or from Seller as agent for a third party (each such policy being referred to as a “Seller Policy”), if any, in such form as is acceptable to Purchaser (collectively referred to herein as “Cancellation Notices”), signed by Seller, and, if applicable, such third party, notifying such tenants that their Seller Policy has been cancelled. Alternatively, Purchaser may, at its option, deliver such Cancellation Notices on behalf of Seller, or such third party, to each tenant of the Property who purchased a Seller Policy, and Seller does hereby authorize Purchaser to do so. Seller agrees to cooperate with, and otherwise assist, Purchaser in implementing Purchaser’s tenant protection plan, including providing information reasonably necessary or advisable for Purchaser to implement same. This Section 6.5(l) shall survive Closing.

(m)    Seller’s Closing Statement. Seller shall execute and deliver to the Title Company a Seller’s Closing Statement, in conformity with the terms of this Agreement, and otherwise in form satisfactory to Seller.

(n)    Use Restriction. The Use Restriction (as defined below) executed by Joyland (as defined below).

(o)    Non-Compete. The Non-Compete Agreement (as defined below) executed by the Restricted Parties (as defined below).

(p)    Ingress/Egress. The Ingress/Egress Easement (as defined below) executed by Joyland.

(o)    Florida Department of Revenue. A statement from the Florida Department of Revenue that all sales and use taxes due with respect to the Property are current provided, however, that if Seller is not able to provide at Closing such a statement from the Florida Department of Revenue despite using commercially reasonable efforts, Seller shall (i) provide such other proof of payment of all sales and use taxes from all activity undertaken for or on behalf of Seller on the Property, and (ii) escrow such funds at Closing as Purchaser determines are reasonably required to cover the amount of any unpaid taxes, pursuant to an escrow agreement in form reasonably acceptable to Seller and Purchaser, which escrowed funds shall be released to Seller upon delivery of a statement from the Florida Department of Revenue that all sales and use taxes due with respect to the Property are current.

6.6    Purchaser’s Obligations at the Closing. At the Closing, Purchaser shall deliver to the Escrow Agent the following:

(a)    Purchase Price. The Purchase Price (net of Earnest Money to be applied against the Purchase Price, and subject to adjustment in connection with prorations, credits and charges hereunder), payment of which shall be made by wire transfer of immediately available funds to the account of the Escrow Agent.

(b)    Evidence of Authority. Such organizational and authorizing documents of Purchaser as shall be reasonably required by the Escrow Agent to evidence Purchaser’s authority to consummate the transactions contemplated by this Agreement.

(c)    Purchaser’s Closing Statement. Purchaser shall execute and deliver to the Title Company a Purchaser’s Closing Statement, in conformity with the terms of this Agreement, and otherwise in form satisfactory to Purchaser.

(d)    Assignment. The Assignment.

(e)    Ingress/Egress. The Ingress/Egress Easement.

7.

RISK OF LOSS

7.1    Condemnation. If, prior to the Closing, action is initiated to take all or any portion of the Property, by eminent domain proceedings or by deed in lieu thereof, Purchaser may either at or prior to Closing (a) terminate this Agreement, in which event the Earnest Money shall be refunded to Purchaser, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, and neither party shall have any further rights or obligations hereunder, other than the Surviving Obligations, or (b) consummate the Closing, in which latter event all of Seller’s assignable right, title and interest in and to the award of the condemning authority shall be assigned to Purchaser at the Closing and there shall be no reduction in the Purchase Price.

7.2    Casualty. Seller assumes all risks and liability for damage to or injury occurring to the Property by fire, storm, accident, or any other casualty or cause until the Closing has been consummated. If the Property suffers any damage equal to or in excess of Seventy Five Thousand and no/100 Dollars ($75,000.00) prior to the Closing from fire or other casualty, Purchaser may either at or prior to Closing (a) terminate this Agreement, in which event the Earnest Money shall be refunded to Purchaser, without the consent or joinder of Seller being required and notwithstanding any contrary instructions which might be provided by Seller, and neither party shall have any further rights or obligations hereunder, other than the Surviving Obligations, or (b) consummate the Closing, in which latter event all of Seller’s right, title and interest in and to the proceeds of any insurance covering such damage, and including any and all rent loss insurance proceeds relating to the period from and after the Closing Date, shall be assigned to Purchaser at the Closing and Purchaser shall receive a credit against the Purchase Price at Closing in an amount equal to the sum of (i) Seller’s deductible under its insurance policy, and (ii) the amount of any uninsured or underinsured loss. If the Property suffers any damage less than Seventy Five Thousand and no/100 Dollars ($75,000.00) prior to the Closing, Purchaser will consummate the Closing and accept the assignment of the proceeds of any insurance covering such damage, including any and all rent loss insurance proceeds relating to the period from and after the Closing Date, plus receive a credit against the Purchase Price in an amount equal to the sum of (i) Seller’s deductible under its insurance policy, , and (ii) the amount of any uninsured or underinsured loss, and there shall be no other reduction in the Purchase Price.

8.

DEFAULT

8.1    Breach by Seller. Subject to Section 8.3 below, in the event that Seller breaches any of its covenants, representations or warranties set forth in this Agreement, including failure by Seller to consummate this Agreement for any reason, except Purchaser’s default or a termination of this Agreement by Purchaser or Seller pursuant to a right to do so under the provisions hereof, Purchaser shall be entitled to either (i) pursue the remedy of specific performance of Seller’s obligations under this Agreement; provided, however, that in the event specific performance for any reason is not available, then Purchaser shall be entitled to recover damages from Seller as described in Section 8.1(ii) below, or (ii) terminate this Agreement, receive a refund of the Earnest Money, and pursue an action against Seller to recover any and all actual third party costs or expenses incurred directly or indirectly by Purchaser and/or any affiliate of Purchaser in connection with the transaction contemplated by this Agreement in an amount not to exceed $50,000.00.

8.2    Breach by Purchaser. Subject to Section 8.3 below, in the event that Purchaser breaches any of its covenants, representations or warranties set forth in this Agreement, including failure by Purchaser to consummate this Agreement for any reason, except Seller’s default or a termination of this Agreement by Purchaser or Seller pursuant to a right to do so under the provisions hereof, Seller, as its sole and exclusive remedy, may terminate this Agreement and thereupon shall be entitled to receive the Earnest

Money as liquidated damages (and not as a penalty). Seller and Purchaser have made this provision for liquidated damages because it would be difficult to calculate, on the date hereof, the amount of actual damages for such breach, and Seller and Purchaser agree that the Earnest Money represents a reasonable forecast of such damages.

8.3    Notice and Cure. In the event Seller or Purchaser fails to perform any of its obligations under this Agreement, the non-defaulting party shall provide the defaulting party with notice and ten (10) days to cure such default, prior to pursuing any remedies available with respect to such default; provided, however, that (i) no such notice and cure shall be provided with respect to a party’s default in failing to timely close, or with respect to any party’s anticipatory breach of this Agreement, and (ii) in no event shall any such notice and cure period result in an extension of the Closing Date.

9.

MISCELLANEOUS

9.1    Notices. All notices, demands and requests which may be given or which are required to be given by either party to the other, and any exercise of a right of termination provided by this Agreement, shall be in writing and shall be deemed effective either: (a) on the date personally delivered to the address below, as evidenced by written receipt therefor, whether or not actually received by the person to whom addressed; (b) on the third (3rd) business day after being sent, by certified or registered mail, return receipt requested, addressed to the intended recipient at the address specified below; (c) on the first business day after being deposited into the custody of a nationally recognized overnight delivery service such as Federal Express Corporation, addressed to such party at the address specified below, (d) on the date delivered by facsimile to the respective numbers specified below, provided confirmation of facsimile is received and further provided any such facsimile notice shall be sent, by one of the other permitted methods of providing notice, on the next succeeding business day, or (e) on the date delivered by electronic mail to the respective E-mail addresses specified below, provided any such e-mail notice shall be sent by one of the other permitted methods of providing notice on the next business day. Notwithstanding anything herein to the contrary, if any notice is sent by E-mail, only attachments to E-mails will be considered notices under this Agreement and nothing within the body of any E-mail will be considered a notice for any purposes under this Agreement. For purposes of this Section 9.1, the addresses of the parties for all notices are as follows (unless changed by similar notice in writing given by the particular party whose address is to be changed):

If to Seller:	Advance Self Storage, LLC
13925 Old Coast Rd., #1605 Naples, FL 34110 Attn: James W. O’Neill Tel: (248) 752-0291 Fax: (248) 684-1275 E-Mail: jim@oneillco.com

with a copies to:	Ufer, Spaniola & Frost, P.C.
5440 Corporate Drive, Suite 250 Troy, Michigan 48098 Attn: Adam T. Frost, Esquire Tel: (248) 641-7000 Fax: (248) 641-5120 E-Mail: atf@usf-law.com

Richard L. Levin & Associates, PLLC 32406 Franklin Rd Unit 250459 Franklin, Michigan 48025-7019 Attn: Richard L. Levin, Esquire Tel: (248) 891-2111 Fax: (248) 737-3326 E-Mail: rlevin@comcast.net

If to Purchaser:	SST II Acquisitions, LLC
10 Terrace Road Ladera Ranch, CA 92694 Attn: H. Michael Schwartz Tel: (949) 429-6600 Fax: (949) 429-6606 E-Mail: hms@sam.com

with copies to:	SST II Acquisitions, LLC

8235 Douglas Avenue, #1250

Dallas, Texas 75225

Attn: Wayne Johnson

Tel: (214) 217-9797

Fax: (949) 429-6606

E-Mail: wjohnson@smartstop.com ; and

Flynn Law Offices, P.C..

1133 Airline Dr., Suite 2201

Grapevine, Texas 76051

Attn: Scott Flynn, Esq.

Tel: (817) 203-2257

Fax: (682) 267-0407

E-Mail: sflynn@flynnlawpc.com

If to Escrow Agent:	Republic Title of Texas, Inc.
2626 Howell Street, 10th Floor Dallas, Texas 75204 Attn: Jeff Porter Tel: (214) 855-8820 Fax: (972) 516-2512 E-Mail: jporter@republictitle.com

9.2    Real Estate Commissions. Pursuant to a separate written agreement, Seller has agreed to pay Marcus & Millichap (“Broker”) a real estate commission upon consummation of the transaction contemplated by this Agreement. Except for Seller’s agreement with Broker, neither Seller nor Purchaser has authorized any broker or finder to act on any party’s behalf in connection with the sale and purchase hereunder and neither Seller nor Purchaser has dealt with any broker or finder purporting to act on behalf of any other party. Purchaser agrees to indemnify, defend and hold harmless Seller from and against any and all claims, losses, damages, costs or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by Purchaser or on Purchaser’s behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby. Seller agrees to indemnify, defend and hold harmless Purchaser from and against any and all claims, losses, damages, costs or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by Seller or on Seller’s behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby, including Broker. Notwithstanding anything to the contrary contained herein, this Section 9.2 shall survive the Closing or any earlier termination of this Agreement.

9.3    Entire Agreement. This Agreement embodies the entire agreement between the parties relative to the subject matter hereof, and there are no oral or written agreements between the parties, nor any representations made by either party relative to the subject matter hereof, which are not expressly set forth herein.

9.4    Amendment. This Agreement may be amended only by a written instrument executed by the party or parties to be bound thereby.

9.5    Headings. The captions and headings used in this Agreement are for convenience only and do not in any way limit, amplify, or otherwise modify the provisions of this Agreement.

9.6    Time of Essence. Time is of the essence of this Agreement; however, if the final date of any period which is set out in any provision of this Agreement falls on a Saturday, Sunday or legal holiday under the laws of the United States or the State of Florida, then, in such event, the final date of such period shall be extended to the next day which is not a Saturday, Sunday or legal holiday.

9.7    Governing Law. This Agreement shall be governed by the laws of the State of Florida and the laws of the United States pertaining to transactions in such State.

9.8    Successors and Assigns; Assignment. This Agreement shall bind and inure to the benefit of Seller and Purchaser and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, Purchaser shall be entitled to assign this Agreement, without Seller’s consent but with written notice to Seller, one or more times, to (i) an affiliate of Purchaser, (ii) an entity in which SmartStop OP, L.P., a Delaware limited partnership, SmartStop Self Storage REIT, Inc., a Maryland corporation, SS Growth Operating Partnership II, L.P., a Delaware limited partnership, Strategic Storage Growth Trust II, Inc., a Maryland corporation, Strategic Storage Trust VI, Inc., a Maryland corporation, and/or Strategic Storage Operating Partnership VI, L.P., a Delaware limited partnership, has a direct or indirect ownership interest, (iii) a real estate investment trust of which Purchaser or an affiliate of Purchaser is the external advisor, (iv) a Delaware statutory trust of which Purchaser or an affiliate of Purchaser is the signatory trustee, or (v) a partnership or joint venture in which the Purchaser, or any entity described in paragraphs (i) through (iv) above, has an interest; provided, however, that, until the consummation of the Closing, no such assignment shall release or relieve Purchaser of any liability hereunder. Additionally, Seller shall be prohibited from assigning all or any portion of its rights under this Agreement, including its rights in and to all or any portion of the Earnest Money.

9.9    Invalid Provision. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid, or unenforceable provision or by its severance from this Agreement.

9.10    Attorneys’ Fees. In the event it becomes necessary for either party hereto to file suit to enforce this Agreement or any provision contained herein, the party prevailing in such suit shall be entitled to recover, in addition to all other remedies or damages, as provided herein, reasonable attorneys’ fees incurred in such suit up to and including appellate levels and fees to determine and collect fees.

9.11    Multiple Counterparts. This Agreement may be executed in a number of identical counterparts which, taken together, shall constitute collectively one agreement; and in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart with each party’s signature. Facsimile and/or electronic signature pages shall be effective for purposes of this Section 9.11. Any signature (including any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record) hereto, and any contract formation or record-keeping through electronic means shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based recordkeeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, or any similar state law based on the Uniform Electronic Transactions Act, and the parties hereby waive any objection to the contrary.

9.12    Effective Date. For purposes of this Agreement, the “Effective Date” shall mean the later of the dates that this Agreement has been executed by Seller and Purchaser, as indicated on the signature page hereof, unless this Agreement is executed by Seller and Purchaser on the same date, in which event such same date shall constitute the Effective Date.

9.13    Exhibits. The following schedules and exhibits are attached to this Agreement and incorporated herein by this reference and made a part hereof for all purposes:

(a)	Schedule A, List of Due Diligence Items

(b)	Schedule B, Cellular Tower Leases

(c)	Schedule C, Billboard Leases

(d)	Schedule 4.3(a)(iii)

(e)	Schedule 4.3(a)(xii)

(f)	Schedule 4.3(a)(xv)

(g)	Schedule 5.4(i)

(h)	Exhibit A, Legal description of the Land

(i)	Exhibit B, Form of the Deed

(j)	Exhibit C, Form of the Assignment

(k)	Exhibit D, List of Personal Property

(l)	Exhibit E, List of Contracts

(m)	Exhibit F, Rent Roll

(n)	Exhibit G, Digital Assets

(o)	Exhibit H, Letter of Representation

(p)	Exhibit I, Escrow Holdback Agreement

(q)	Exhibit J, Non-Compete Agreement

(r)	Exhibit K, Ingress/Egress Easement

(s)	Exhibit L, Use Restriction

9.14    Tax-Deferred Exchange. Each party will, upon request by the other party, cooperate as reasonably required to assist the other party in facilitating a tax-deferred exchange. Notwithstanding the foregoing, neither party will be required to undertake or incur any liabilities or obligations or expend any sums of money in connection with a proposed tax-free exchange for the benefit of the other party.

9.15    Confidentiality. Seller and Purchaser hereby covenant and agree that, at all times after the Effective Date and continuing after the Closing, unless consented to in writing by the other party (which consent may be granted or withheld in the sole discretion of the party whose consent is being requested), no press release or other public disclosure concerning this transaction shall be made by or on behalf of Seller or Purchaser which discloses the Purchase Price or any other economic terms of this transaction, and each party agrees to use best efforts to prevent disclosure of any such restricted information by any third party. Notwithstanding the foregoing, (i) each party shall be entitled to make disclosures concerning this Agreement and materials provided hereunder to its lenders, attorneys, accountants, employees, agents and other service professionals as may be reasonably necessary in furtherance of the transactions contemplated hereby, (ii) Purchaser shall be entitled to make disclosures concerning this transaction and materials provided hereunder to its potential debt and equity sources, and (iii) each party shall be entitled to make such disclosures concerning this Agreement and materials provided hereunder as may be necessary to comply with (a) any court order, (b) the directive of any applicable governmental authority, or (c) any applicable securities law, rule and/or regulation. The provisions of this Section 9.15 shall survive Closing or any termination of this Agreement.

9.16    Independent Consideration. Contemporaneously with the execution hereof, Purchaser shall deliver to Seller the sum of One Hundred and no/100 Dollars ($100.00), representing independent consideration for the Approval Period and Purchaser’s right to terminate this Contract during the Approval Period.

9.17    As-Is. Notwithstanding anything to the contrary contained in this Agreement, but subject to Seller’s representations and warranties set forth in this Agreement and in the documents to be executed by Seller at Closing, Purchaser shall acquire the Property from Seller at Closing in its then “as-is, where is” condition, without any other representations or warranties from Seller, express or implied, including any warranty of merchantability, habitability or fitness for a particular purpose.

9.18    Non-Competition. Seller shall deliver a non-compete agreement (the “Non-Compete Agreement”) to Purchaser at Closing in the form attached hereto as Exhibit “J” executed by Seller and James W. O’Neill, Robert P. Ufer and Preka Ljuljdjuraj (collectively, the “Restricted Parties”). The Non-Compete Agreement shall provide that neither the Restricted Parties nor any of their respective principals, partners, members, managers, directors, officers, shareholders and/or affiliates may directly or indirectly develop, own, lease, manage or operate a self storage facility for a period of three (3) years subsequent to the Closing within a three (3) mile radius of the Property (excluding a facility for the storage of RV’s and boats on the North Side Tract (hereinafter defined)).

9.19    Cooperation with Purchaser’s Auditors and SEC Filing Requirements. From and after the Closing, Seller shall provide to Purchaser (at Purchaser’s expense, including reimbursement of Seller’s time providing such information at commercially reasonable rates) copies of, or shall provide Purchaser access to, the books and records with respect to the ownership, management, maintenance and operation of the Property and shall furnish Purchaser with such additional information concerning the same as Purchaser shall reasonably request and which is in the possession or control of Seller, or any of its affiliates, agents, or accountants, to enable Purchaser or its assignee, to file its or their Form 8-K, if, as and when such filing may be required by the Securities and Exchange Commission (“SEC”). At Purchaser’s sole cost and expense (including reimbursement of Seller’s time at commercially reasonable rates), Seller shall allow Purchaser’s auditor (BDO USA, LLP or any successor auditor selected by Purchaser) to conduct an audit of the income statements of the Property for the calendar year prior to Closing (or to the date of Closing) and the one (1) prior year, and shall cooperate (at no cost to Seller) with Purchaser’s auditor in the conduct of such audit. In addition, Seller agrees to provide to Purchaser’s auditor a letter of representation substantially in the form attached hereto as Exhibit “H” (the “Representation Letter”), and, if requested by such auditor, historical financial statements for the Property, including income and balance sheet data for the Property, whether required before or after Closing. Without limiting the foregoing, (i) Purchaser or its auditor may audit Seller’s operating statements of the Property, at Purchaser’s expense, and Seller shall provide such documentation as Purchaser or its auditor may reasonably request in order to complete such audit, (ii) Seller shall furnish to Purchaser such financial and other information as may be reasonably required by Purchaser to make any required filings with the SEC or other governmental authority; provided, however, that the foregoing obligations of Seller shall be limited to providing such information or documentation as may be in the possession of, or reasonably obtainable by, Seller, or its agents and accountants, at no cost to Seller, and in the format that Seller (or its affiliates, agents or accountants) have maintained such information, and (iii) Seller and Purchaser acknowledge and agree that the Representation Letter is not intended to expand, extend, supplement or increase the representations and warranties made by Seller to Purchaser pursuant to the terms and provisions of this Agreement or to expose Seller to any risk of liability to third parties.

The provisions of this Section 9.19 shall survive Closing.

9.20    Force Majeure. Notwithstanding anything contained herein to the contrary, Purchaser shall not be in default under this Agreement and Seller shall not have a right to terminate this Agreement for delay in performing hereunder by Purchaser if such delay is caused by conditions beyond Purchaser’s control, including, but not limited to, acts of God, government restriction, wars, insurrections and/or any other cause beyond the reasonable control of Purchaser, and any period for Purchaser’s performance hereunder shall be extended by one day for each day of delay caused by events described above in this Section 9.20. Notwithstanding the foregoing, Purchaser’s performance hereunder shall not be extended more than thirty (30) days.

9.21    Environmental. In the event that Purchaser determines, prior to Closing, that, as a result of events occurring following the Approval Period, (i) there are conditions on, at or relating to the Property which are in non-compliance with Environmental Requirements, or (ii) Hazardous Materials may exist on or under the Property that will require remediation under any applicable federal or state laws, then, notwithstanding anything to the contrary contained herein, Purchaser may terminate this Agreement on or before the Closing Date upon written notice to Seller, in which event, the Earnest Money shall be immediately returned to Purchaser, without the consent or joinder of Seller being required and notwithstanding any instructions to the contrary which might be provided by Seller, and thereafter neither party hereto shall have any further rights or obligations under this Agreement except for the Surviving Obligations.

9.22    Seller Holdback. At the Closing, Seller shall deposit the sum of $75,000.00 (the “Escrow Proceeds”) into escrow with the Title Company, pursuant to an escrow agreement in form attached hereto as Exhibit “I” and incorporated herein, to provide a source of recovery for any post-closing claims that Purchaser may have against Seller either under this Agreement or under the documents executed by Seller at Closing. To the extent a claim is made by Purchaser against Seller following Closing, Purchaser shall be entitled to a disbursement of a portion of the Escrow Proceeds equal to the amount of such claim, without limitation of Purchaser’s right to recover the entire amount of any claim against Seller should the then balance of the Escrow Proceeds be insufficient. The Escrow Proceeds shall be held in escrow until the first anniversary of the Closing Date, at which time any undisbursed Escrow Proceeds shall be released to Seller; provided, however, that in the event a claim is then pending against Seller by Purchaser, there shall be withheld from such disbursement an amount equal to the amount of such claim; provided further, however, that in the event that such pending claim exceeds the then balance of the Escrow Proceeds then there shall be no disbursement to Seller at such time.

9.23    Ingress/Egress Easement. As a condition to the sale by Seller, Purchaser at Closing will grant to Joyland Development, LLC (“Joyland”), Seller’s affiliate that owns a tract of land contiguous to the northern boundary of the Property (herein referred to as the “North Side Tract”), a perpetual non-exclusive easement over and across a to be agreed upon portion of the Property for purposes of ingress and egress to and from the North Side Tract (the “Ingress/Egress Easement”), provided that in exchange for the Ingress/Egress Easement, the North Side Tract shall be encumbered by a use restriction prohibiting self-storage that directly competes with operations on the Property, excluding the storage of RV’s and boats (the “Use Restriction”), and Joyland shall secure and deliver at Closing a subordination of any existing liens on the North Side Tract to the Use Restriction. The Ingress/Egress Easement shall provide that Joyland will be responsible to promptly repair any damage to the Property arising out of the use of the Ingress/Egress Easement by Joyland and/or its invitees. Seller and Purchaser agree to use commercially reasonable efforts to agree on the location of the Ingress/Egress Easement during the Approval Period. The forms of the Ingress/Egress Easement and the Use Restriction are attached hereto as Exhibit “K” and Exhibit “L”, respectively.

9.24    North Side Tract. Seller acknowledges that Purchaser is interested in purchasing the North Side Tract from Joyland and Seller agrees to cause Joyland to enter into good faith negotiations with Seller as to the sale of the North Side Tract to Purchaser or its affiliate. Seller further agrees that commencing on the Effective Date through the earlier to occur of (i) termination of this Agreement, or (ii) the ninetieth (90th) day following the Closing Date, Seller will cause Joyland to not list, verbally or in writing, the North Side Tract with any broker or otherwise solicit or make or accept any offers to sell the North Side Tract or enter into any contracts or agreements regarding any disposition of the North Side Tract, except with Purchaser or an affiliate of Purchaser.

[Signature page to follow and remainder of page intentionally left blank]

Executed to be effective as of the Effective Date.

SELLER:

Advance Self Storage, LLC, a Florida limited liability company

By:	/s/ James W. O’Neill

Name:	James W. O’Neill
Title:	Director

By:	/s/ Robert P. Ufer

Name:	Robert P. Ufer
Title:	Director

By:	/s/ Preka Ljuljdjuraj

Name:	Preka Ljuljdjuraj
Title:	Director

Date: September, 29 2021

PURCHASER:

SST II Acquisitions, LLC a Delaware limited liability company

By:	/s/ H. Michael Schwartz

Name:	H. Michael Schwartz

Title:	CEO

Date: September, 29 2021

The undersigned Escrow Agent hereby acknowledges receipt of (i) a fully executed copy of this Agreement on the 29th day of September, 2021, and (ii) the $150,000.00 earnest money deposit on the 30th day of September, 2021, and agrees to hold and dispose of the Earnest Money in accordance with the provisions of this Agreement. Seller and Purchaser hereby designate the Escrow Agent as the “Real Estate Reporting Person” with respect to the transaction contemplated by this Agreement, for purposes of compliance with Section 6045(e) of the Tax Reform Act of 1986, as amended, and the Escrow Agent, by its execution below, hereby accepts such designation.

ESCROW AGENT:

Republic Title of Texas, Inc., a Texas corporation

By:	/s/ Jeff Porter

Name:	Jeff Porter

Title:	Vice President